February 1, 2007	Deborah S. Froling
202.857.6075 DIRECT
202.857.6395 FAX
froling.deborah@arentfox.com

VIA EDGAR

Mr. John Cash
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	ICON Income Fund Ten, LLC (File No. 000-50654)
Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Fiscal Quarter Ended March 31, 2006
Form 10-Q for the Fiscal Quarter Ended June 30, 2006
Form 10-Q for the Fiscal Quarter Ended September 30, 2006
ICON Income Fund Nine, LLC (File No. 000-50217)
Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-K/A for the Fiscal Year Ended December 31, 2005

Dear Mr. Cash:

On behalf of our clients, ICON Income Fund Ten, LLC (“Fund Ten”) and ICON Income Fund Nine, LLC (“Fund Nine”), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) set forth in your letter, dated January 29, 2007, with respect to the reports set forth above.

The Staff’s comments are set forth below in bold, followed by Fund Nine’s response to each comment.

General

1.
We note that the acknowledgement of the Tandy language was made by your outside counsel and not by the company. In this regard, please provide, in writing, on company letterhead, a statement from the company acknowledging that:

•	The company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: A letter from the Manager of each of Fund Nine and Fund Ten is attached hereto and provides the acknowledgement of the Tandy language as requested.

GENBUS/451179.1

February 1, 2007

Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2005

Item 9A. Controls and Procedures

2.
We note that your disclosure controls and procedures for ICON Income Fund Nine, LLC were “not effective.” However, your disclosure does not provide the complete full definition of “disclosure controls and procedures” as defined in Exchange Act Rule 13a-15(e). Please revise your future filings to state the full definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective or ineffective.

Response: Fund Nine will revise its future filings to include the full definition of disclosure controls and procedures as requested.

* * *

If you have any questions in connection with the Registrant’s responses to your comments, please feel free to call me at (202) 857-6075 or Joel S. Kress, General Counsel of ICON Capital Corp at (212) 418-4711.

Sincerely,

/s/ Deborah S. Froling

Deborah S. Froling

cc:  Joel S. Kress, ICON Capital Corp.

GENBUS/451179.1

Attachment

ICON LETTERHEAD

February 1, 2007

VIA EDGAR

Mr. John Cash
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	ICON Income Fund Ten, LLC (File No. 000-50654)
Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Fiscal Quarter Ended March 31, 2006
Form 10-Q for the Fiscal Quarter Ended June 30, 2006
Form 10-Q for the Fiscal Quarter Ended September 30, 2006
ICON Income Fund Nine, LLC (File No. 000-50217)
Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-K/A for the Fiscal Year Ended December 31, 2005

Dear Mr. Cash:

Each of Fund Nine and Fund Ten acknowledge that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ICON Income Fund Nine, LLC	ICON Income Fund Ten, LLC
By: ICON Capital Corp., its Manager	By: ICON Capital Corp., its Manager
By: /s/ Michael A. Reisner	By: /s/ Michael A. Reisner
Michael A. Reisner	Michael A. Reisner
Chief Financial Officer	Chief Financial Officer